EXHIBIT 99.1

Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars)
For The Nine Months Ended September 30, 2011 and 2010

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		September 30, 2011	December 31, 2010
Assets

Current
Cash and cash equivalents	(Note 7)	$76,512	$90,608
Amounts receivable and prepaid expenses		623	520
Due from related parties	(Note 13)	51	9
		77,186	91,137

Property and equipment	(Note 8)	236	234
		$77,422	$91,371

Liabilities

Current
Accounts payable and accrued liabilities		$1,174	$1,578
Due to related parties	(Note 13)	104	118
		1,278	1,696

Shareholders’ Equity

Share capital	(Note 10)	241,893	238,454
Contributed surplus	(Note 12)	33,231	26,467
Deficit		(198,965)	(175,246)
Accumulated other comphrensive income		(15)	-
		76,144	89,675
		$77,422	$91,371

Contractual Obligations	(Note 14)

 Approved by the Directors:

                         “ Bryce Roxburgh ”                            Director

                         “ Douglas Scheving ”                        Director

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
Income		2011	2010	2011	2010
Interest income		$245	$92	$744	$323
Gain on sale of assets		14	-	14	-
Expenses
Accounting and audit		45	13	133	94
Administration salaries and consulting	(Note 11)	359	540	1,517	1,909
Amortization		17	15	44	43
Directors’ fees	(Note 11)	626	809	2,556	2,753
Foreign exchange loss / (gain)		(2)	5	25	3
General and administration		112	117	414	426
Legal fees		12	-	93	127
Management fees	(Note 11)	842	285	3,052	1,486
Mineral property exploration expenditures	(Notes 9 and 11)	4,392	2,225	15,840	14,439
Shareholder communications	(Note 11)	169	107	648	869
Stock exchange listing and filing fees		6	-	155	122
		6,578	4,116	24,477	22,271
Loss from continuing operations		$(6,319)	$(4,024)	$(23,719)	$(21,948)
Gain from discontinued operations	(Note 5)	-	-	-	116,547
Net income (loss) for the period		$(6,319)	$(4,024)	$(23,719)	$94,599
Other comprehensive loss		(11)	-	(15)	-
Net (loss) income and comprehensive (loss) income for the period		$(6,330)	$(4,024)	$(23,734)	$94,599
Basic & diluted loss per common share from continuing operations		$(0.07)	$(0.05)	$(0.27)	$(0.30)
Weighted average number of common shares outstanding		87,161,753	75,813,370	86,783,981	74,994,290

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

	Nine months ended September 30,
	2011	2010
Operating Activities
Loss for the period from continuing operations	$(23,719)	$(21,948)
Non cash items:
Amortization	44	43
Gain on sale of assets	(14)	-
Donation of shares	-	86
Stock based compensation (Note 11)	8,349	7,459
	(15,340)	(14,360)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(109)	(218)
Due from related party	(42)	(10)
Accounts payable and accrued liabilities	(364)	(2,187)
Due to related parties	(14)	151
Cash flows from the operating activities of continuing operations	(15,869)	(16,624)

Gain for the period from discontinued operations	-	116,547
Non cash items:
Amortization	-	4
Stock based compensation (Note 11)	-	826
Gain on transfer of assets	-	(122,053)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	-	(56)
Accounts payable and accrued liabilities	-	60
Due from related parties	-	(238)
Cash flows from the operating activities of discontinued operations	-	(4,910)
Cash flows from operating activities	(15,869)	(21,534)
Financing Activities
Issue of share capital for cash (Note 10)	1,854	4,960
Cash Flows from financing activities	1,854	4,960
Investing Activities
Acquisition of property and equipment	(56)	(20)
Proceeds from sale of assets	14	-
Cash flows from investing activities of continuing operations	(42)	(20)

Acquisition of property and equipment	-	(85)
Cash flows from investing activities of discontinued operations	-	(85)
Cash transferred on Plan of Arrangement	-	(25,498)
Effect of foreign exchange rate change on cash	(39)	-

Net decrease in cash and cash equivalents	(14,096)	(42,177)

Cash and cash equivalents, beginning of period	90,608	81,089

Cash and cash equivalents, end of period	$76,512	$38,912

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statement of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
(Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity

Balance - January 1, 2010		73,897,702	$174,418	$18,265	$(111,482)	$-	$81,201
Additions during the period:
-	Exercise of warrants	581,538	1,633	-	-	-	1,633
-	Exercise of stock options	1,845,900	3,327	-	-	-	3,327
-	Donation	10,000	86	-	-	-	86
-	Contributed surplus allocated on exercise of agent’s warrants	-	615	(615)	-	-	-
-	Contributed surplus allocated on exercise of stock options	-	1,929	(1,929)	-	-	-
-	Stock-based compensation	-	-	8,285	-	-	8,285
-	Transfer of net assets on Plan of Arrangement	-	-	-	(150,000)	-	(150,000)
-	Net income for the period	-	-	-	94,599	-	94,599
Balance – September 30, 2010		76,335,140	$182,008	$24,006	$(166,883)	$-	$39,131

Balance - January 1, 2011		86,307,503	$238,454	$26,467	$(175,246)	$-	$89,675
Additions during the period:
-	Exercise of stock options	913,250	1,854	-	-	-	1,854
-	Contributed surplus allocated on exercise of options	-	1,585	(1,585)	-	-	-
-	Stock-based compensation	-	-	8,349	-	-	8,349
-	Other comprehensive loss	-	-	-	-	(15)	(15)
-	Net loss for the period	-	-	-	(23,719)	-	(23,719)
Balance – September 30, 2011		87,220,753	$241,893	$33,231	$(198,965)	$(15)	$76,144

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada with principal place of business in Vancouver, Canada, and, together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE Amex.  The Company’s registered office is 1660-999 West Hastings Street, Vancouver, BC, Canada, V6C2W2.

2.	Basis of Preparation and Adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of International Financial Reporting Standards (“IFRS”).

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s condensed interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies have always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported financial results, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and effective as of November 10, 2011 the date the Audit Committee of the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS. As these unaudited interim financial statements do not contain all the disclosures required under IFRS, they should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2010 and the Company’s condensed consolidated interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

3.	Explanation of Transition to IFRS

The Company’s IFRS accounting policies were disclosed in Note 5 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

In preparing its opening IFRS balance sheet, Exeter has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS (Continued)

GAAP to IFRS has affected Exeter’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliations of assets, liabilities, equity, comprehensive income and cash flows of the Company from those reported under Canadian GAAP to IFRS at January 1, 2010, December 31, 2010 and March 31, 2010 were disclosed in Note 3 of the condensed interim consolidated financial statements for the period ended March 31, 2011.

Initial elections upon adoption

Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS:

Canadian GAAP to IFRS:

a)	IFRS exemption options:

Exemption for share-based payment transactions

An IFRS 1 exemption allows the Company to not apply IFRS 2, ‘Share-based payment’, to equity instruments granted after November 7, 2002 and vested before the date of transition to IFRS. The Company has elected to take the exemption and, as a result, was only required to recalculate the impact on any share based payments that have not vested at the date of transition, January 1, 2010. This standard had no material impact on the consolidated financial statements.

Cumulative translation differences

An IFRS 1 exemption allows the Company to set the currency translation adjustment, which is included in accumulated other comprehensive income, to zero at January 1, 2010 and adjust deficit by the same amount.  If, subsequent to adoption, a foreign operation is disposed of the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal. This standard had no material impact on the consolidated financial statements.

Business combinations

IFRS 1 provides the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the Transition Date. The Company elected to adopt IFRS 3R effective January 1, 2010. The standard had no material impact on the consolidated financial statements.

b)	Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity, income (loss), and comprehensive income (loss) for prior periods. As the Company’s first-time adoption of IFRS had an impact on net income (loss) and comprehensive income (loss), the following tables represent the reconciliation from Canadian GAAP to IFRS and the related impact on deficit.

i.	There were no differences noted between the Canadian GAAP and IFRS consolidated statements of financial position at September 30, 2010.

ii.
The changes made to the consolidated statements of income (loss) and comprehensive income (loss) and the consolidated statements of financial position have resulted in the reclassification of various amounts on the statements of cash flows, however as there have been no changes to the net cash flows, no reconciliations of cash flows have been prepared.

iii.	A reconciliation between the Canadian GAAP and IFRS net income (loss) and comprehensive income (loss) for the three and nine month periods ended September 30, 2010 is provided below:

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS (Continued)

	Three months ended September 30, 2010			Nine months ended September 30, 2010
	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$92	$-	$92	$323	$-	$323

Expenses
Administration salaries and consulting	548	-	548	1,909	-	1,909
Amortization	15		15	43		43
Directors’ fees	809	-	809	2,753	-	2,753
Foreign exchange loss	5	-	5	3	-	3
General and administration	117	-	117	426	-	426
Professional fees	5	-	5	221	-	221
Management fees	285	-	285	1,486	-	1,486
Mineral property exploration expenditures	2,225	-	2,225	14,439	-	14,439
Shareholder communications	107	-	107	869	-	869
Stock exchange listing and filing fees	-	-	-	122	-	122
	4,116	-	4,116	22,271	-	22,271

Loss from continuing operations	(4,024)	-	(4,024)	(21,948)	-	(21,948)
(Loss)/Gain from discontinued operations	-	-	-	(5,506)	122,053	116,547
Net income/(loss) and comprehensive income (loss) for the year	(4,024)	-	(4,024)	(27,454)	122,053	94,599
Transfer of net assets on Plan of Arrangement	-	-	-	(27,947)	(122,053)	(150,000)
Deficit at beginning of period	(162,859)	-	(162,859)	(111,482)	-	(111,482)

Deficit at end of period	$(166,883)	$-	$(166,883)	$(166,883)	$-	$(166,883)

    Notes to the IFRS reconciliation above:

Adjustment related to Plan of Arrangement

Under Canadian GAAP – The transfer of non-cash assets in relation to the Plan of Arrangement had to be done at cost.

Under IFRS – The transfer of non-cash assets in the form of a distribution to shareholders is required to be recorded at the fair value of the non-monetary assets transferred.

At the date of the Plan of Arrangement, the Company estimated the fair value of the Argentine assets that were transferred to Extorre Gold Mines Limited (“Extorre”) at $150,000. Under Canadian GAAP, the Company had previously recorded the distribution of the net assets at the cost amount of $27,947. As a result, under IFRS, the Company recognized a gain of $122,053 on the net assets distributed. The increase in fair value had no impact on the net cash flows of the Company as the gain was a non-cash item.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

3.	Explanation of Transition to IFRS (Continued)

iv.	The following is a summary of the transition adjustments to Exeter’s deficit and shareholder’s equity from Canadian GAAP to IFRS:

September 30, 2010

Deficit as reported under Canadian GAAP	$166,883
Adjustment to the gain on assets transferred under the Plan of Arrangement	(122,053)
Adjustment to the gain on net assets transferred under the Plan of Arrangement	122,053
Deficit as reported under IFRS	$166,883

September 30, 2010

Shareholder’s Equity as reported under Canadian GAAP	$39,131
Adjustment to the value of net assets transferred under the Plan of Arrangement	(150,000)
Adjustment to the value of net assets transferred under the Plan of Arrangement	150,000
Shareholder’s Equity as reported under IFRS	$39,131

4.	Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19) and IAS 1, Presentation of Financial Statements (IAS 1), which has not yet been adopted by the Company.  Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IAS 1 – Presentation of Financial Statements

This standard requires companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are set out in Presentation of Items of Other Comprehensive Income and are effective for fiscal years beginning on or after July 1, 2012.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

4.             Changes in Accounting Policy and Disclosures (Continued)

IAS 19 - Post-Employment Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments to IAS 19 are meant to improve the quality, transparency and comparability of information presented for post-employment benefits. For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. Additional disclosures will also be required to present better information about the characteristics, amounts recognized, and risks related to defined benefit plans. The amendments to IAS 19 are effective for financial years beginning on or after January 1, 2013 with earlier adoption permitted. The Company does not have post-employment benefits thus this policy will not have an impact on the Company’s financial statements.

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification, measurement and derecognition of financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity investments are measured at fair value. A debt investment is recorded at amortized cost only if the entity is holding the instrument to collect contractual cash flows and the cash flows represent principal and interest. Otherwise the debt investment is recorded at fair value through profit or loss.

There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities. The derecognition rules have been transferred from IAS 39, “Financial instruments: Recognition and measurement’, and have not been changed.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

4.             Changes in Accounting Policy and Disclosures (Continued)

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard does not have an impact on the Company’s consolidated financial statements as it is currently in its exploration stage.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

5.           Discontinued Operations and Transfer of Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine net assets to Extorre. Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held. The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”) (together “Argentine Business”), to Extorre. Estelar and Cognito held the Argentine assets which included cash and working capital balances, and the interest in Cerro Moro, the Don Sixto property, and various other exploration properties.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter’s common shareholders at a special shareholders’ meeting held on March 11, 2010.

At the time of the transfer under Canadian GAAP, the Company did not realize any gain or loss on the disposition of the Argentine Business, which was comprised of a cash contribution of $25.0 million, and the Argentine assets and liabilities as at the effective date of the Arrangement. However, upon transition to IFRS, the Company was required to fair value the net assets that were transferred to Extorre and as such has recognized a gain of $122,053 on the transfer of those assets during the period ended March 31, 2010.

The Company accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations for the period ended March 31, 2010.

The amount recognized as gain from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods.

The fair value of the net Argentine assets transferred under the Plan of Arrangement pursuant to IFRS is summarized in the table below:

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

5.           Discontinued Operations and Transfer of Assets (Continued)

March 24, , 2010 0

Cash and cash equivalents	$25,498
Amounts receivable and prepaid expenses	183
Due from related party	238
Long term assets:
Property and equipment	169
Mineral properties	125,407
Accounts payable and accrued liabilities	(1,495)
Fair value of the net assets transferred to Extorre	$150,000

The following table shows the results related to discontinued operations for the three and nine month periods ended September 30, 2011 and 2010:

	Three Months ended September 30		Nine Months ended September 30
	2011	2010	2011	2010
Accounting and audit	$-	$-	$-	$49
Administration salaries and consulting	-	-	-	281
Foreign exchange loss	-	-	-	70
Gain on transfer of assets	-	-	-	(122,053)
General and administration	-	-	-	65
Legal fees	-	-	-	76
Management fees	-	-	-	358
Mineral property exploration expenditure	-	-	-	4,453
Shareholder communications	-	-	-	131
Stock exchange listing and filing fees	-	-	-	23
Gain from discontinued operations	$-	$-	$-	$(116,547)

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

6.           Financial Instruments

a)	Fair Value

The fair value of financial instruments at September 30, 2011 and December 31, 2010 is summarized as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$76,512	$76,512	$90,608	$90,608
Amounts receivable – at amortized cost	$324	$324	$221	$221
Due from related parties	$51	$51	$9	$9

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$1,174	$1,174	$1,578	$1,578
Due to related parties	$104	$104	$118	$118

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to their short term to maturity.

b)	Financial Risk Management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and amounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Currency risk
The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at September 30, 2011 and December 31, 2010 as follows:

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

6.             Financial Instruments (Continued)

	September 30, 2011 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	292,857	172	-
Amounts receivable	41,135	-	-
Accounts payable and accrued liabilities	(188,570)	(230)	(152)
Net balance	145,422	(58)	(152)
Equivalent in Canadian Dollars	291	(60)	(154)
Rate to convert to $1.00 CDN	0.002001	1.0389	1.0123

	December 31, 2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

Based on the above net exposures as at September 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $29, $6 and $15 respectively in the Company’s net loss.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at September 30, 2011 ranged between 1.2% and 1.3%.

Based on the amount of cash and cash equivalents invested at September 30, 2011, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $383 in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by maintaining adequate cash and cash equivalent balances.

7.	Cash and Cash Equivalents

	September 30, 2011	December 31, 2010
Cash
Investment Savings Accounts	$44,450	$58,546
Guaranteed Investment Certificates	32,062	32,062
Total	$76,512	$90,608

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

8.                Property and Equipment

	Computer Equipment	Computer Software	Equipment including Vehicles	Leasehold Improvements	Office equipment	Total
Cost
As at January 1, 2010	$108	$14	$322	$-	$33	$477
Additions	3	-	-	-	17	20
Effect of movements in exchange rates	-	-	6	-	-	6
Balance as at December 31, 2010	$111	$14	$328	$-	$50	$503

Depreciation
As at January 1, 2010	$(64)	$(14)	$(113)	$-	$(13)	$(204)
Charged for the period	(14)	-	(35)	-	(8)	(57)
Effect of movements in exchange rates	-	-	(8)	-	-	(8)
Balance as at December 31, 2010	$(78)	$(14)	$(156)	$-	$(21)	$(269)

Net carrying value
As at January 1, 2010	$44	$-	$209	$-	$20	$273
As at December 31, 2010	$33	$-	$172	$-	$29	$234

Cost
As at January 1, 2011	$111	$14	$328	$-	$50	$503
Additions	-	-	6	31	19	56
Disposals			(42)			(42)
Effect of movements in exchange rates	-	-	(6)	-	-	(6)
Balance as at September 30, 2011	$111	$14	$286	$31	$69	$511

Depreciation
As at January 1, 2011	$(78)	$(14)	$(156)	$-	$(21)	$(269)
Charged for the period	(8)	-	(26)	(2)	(8)	(44)
Eliminated on disposal			42			42
Effect of movements in exchange rates	-	-	(4)	-	-	(4)
Balance as at September 30, 2011	$(86)	$(14)	$(144)	$(2)	$(29)	$(275)

Net carrying value
As at January 1, 2011	$33	$-	$172	$-	$29	$234
As at September 30, 2011	$25	$-	$142	$29	$40	$236

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

The Company met the requirements to exercise the option to acquire 100% interest in the properties and effective February 14, 2011 exercised the option to acquire the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company paid an advance annual royalty of US$250 for the period to March 31, 2012. The Company is required to make an annual payment of US$250 up until March 31, 2020 and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production at which time the advance royalty will cease and NSR will be payable.

Sideral project

The Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m (49,213 ft), within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

The Company secured an option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for staged payments deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

9.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the exploration expenditures of the Company by project for the periods ended September 30, 2011 and 2010.

	2011	2010
	Chilean Properties	Discontinued Operations	Chilean Properties	Total

Advance royalty payment	$252	$-	$-	$-
Assays	106	437	282	719
Consultants and contractors	3,274	20	316	336
Drilling	2,383	1,321	5,566	6,887
Engineering	1,621	123	64	187
Environmental	19	146	58	204
Field camp	1,294	312	1,624	1,936
Geological *	1,444	494	1,499	1,993
IVA tax	885	491	1,569	2,060
Legal and title	463	76	81	157
Metallurgical *	1,034	116	1,016	1,132
Office operations	371	179	186	365
Resource development	92	50	237	287
Travel	715	221	34	255
Wages and benefits *	1,384	467	1,907	2,374
Water rights option	503	-	-	-
Exploration costs	$15,840	$4,453	$14,439	$18,892
Cumulative exploration costs	$59,050	$57,190	$37,891	$95,081

* Includes stock-based compensation as reflected below:

	Nine Months ended September 30, 2011	Discontinued Operations	Chilean Properties	Nine Months ended September 30, 2010
Geological	$1,032	$181	$977	$1,158
Metallurgical	187	66	544	610
Wages and benefits	626	58	472	530
Total	$1,845	$305	$1,993	$2,298

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

10.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	September 30, 2011
	Number of Shares	Amount
Balance, beginning of year	86,307,503	$238,454
Issued during the year for:
Cash:
Exercise of options	913,250	1,854
Contributed surplus allocated:
Exercise of options	-	1,585
Balance, end of period	87,220,753	$241,893

Discontinued Operations Net Income Per Share

	3 Months Ended September 30, 2010	9 Months Ended September 30, 2010

Net income from discontinued operations	$-	$106,216
Net income per share:
Basic	$-	$1.42
Diluted	$-	$1.32

Weighted average number of shares outstanding:
Basic:	75,813,370	74,994,290
Effect of dilutive shares:
Stock options	-	5,376,509
Warrants	-	386,565
Diluted	75,813,370	80,757,364

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

11.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At September 30, 2011, the maximum number of options issuable under the Plan was 13,083,113. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the status of the Plan at September 30, 2011 and changes during the period is as follows:

	September 30, 2011
	Options	Weighted Average Exercise Price

Options outstanding, December 31, 2010	12,327,900	$4.10
Granted	1,385,000	5.04
Exercised	(913,250)	2.03
Forfeited	(222,500)	6.27
Options outstanding, September 30, 2011	12,577,150	$4.30

The following table summarizes information about the stock options outstanding at September 30, 2011.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	1,922,900	1.53	$1.42	1,992,900	$1.42
2.01 - 3.00	3,520,000	1.87	2.35	3,520,000	2.35
3.01 - 4.00	143,750	2.99	3.99	143,750	3.99
5.01 - 6.00	2,150,000	4.12	5.19	1,123,050	5.32
6.01+	4,840,500	3.90	6.44	2,744,500	6.61
	12,577,150	3.00	$4.30	9,524,200	$3.77

The weighted average fair market value of options granted during the period ended September 30, 2011 was $2.92 per share.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

11.	Stock Option Plan (Continued)

Stock-based Compensation

The fair value of the 1,385,000 options granted by the Company during the period ended September 30, 2011 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

Expected annual volatility	74%
Risk-free interest rate	2.26% to 2.31%
Expected life	3 to 5 years
Expected dividend yield	0.0%
Forfeiture rate	0.0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation expense of $8,349 (2010 - $7,459) was recognised in the period and was allocated to contributed surplus.

Stock-based compensation has been allocated as follows:

	Three months ended September 30,			Nine months ended September 30,
	2011	2010		2011	2010
		Discontinued Operations	Continuing Operations		Discontinued Operations	Continuing Operations
Administration salaries and consulting	$277	$-	$448	$1,262	$217	$1,612
Directors’ fees	626	-	809	2,556	-	2,753
Management fees	720	-	157	2,686	299	886
Mineral property exploration expenditures	367	-	644	1,845	305	1,993
Shareholder communications	-	-	2	-	5	215
Total	$1,990	$-	$2,060	$8,349	$826	$7,459

12.	Contributed Surplus

Details are as follows:

Balance – January 1, 2010	$18,265
Stock-based compensation expense	11,606
Contributed surplus allocated on exercise of agent’s warrants	(818)
Contributed surplus allocated on exercise of stock options	(2,586)
Balance - December 31, 2010	26,467

Stock-based compensation expense	8,349
Contributed surplus allocated on exercise of stock options	(1,585)
Balance – September 30, 2011	$33,231

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

13.           Related Party Transactions

Amounts due from related parties of $51 at September 30, 2011 (December 31, 2010 - $9) is for the recovery of common expenditures from two corporations with common directors. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $104 at September 30, 2011 (December 31, 2010 - $118) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the nine months ended September 30, 2011 a total of $936 (2010 - $1,317) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $270 (2010 - $370) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at September 30, 2011, the Company had amounts owing of $12 (2010 - $12) to this company.

b)
Exploration fees of $179 (2010 - $192) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at September 30, 2011, the Company had amounts owing of $51 (2010 - $Nil) to this company.

c)
Management fees of $131 (2010 - $246) were paid to a corporation controlled by the Chairman of the Company. As at September 30, 2011, the Company had amounts owing of $13 (2010 - $Nil) to this company.

d)
Management fees of $150 (2010 - $278) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at September 30, 2011, the Company had amounts owing of $19 (2010 - $Nil) to this company.

e)
Management fees of $150 (2010 - $231) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at September 30, 2011, the Company had amounts owing of $2 (2010 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $47 (2010 - $Nil) to a company controlled by a director of the Company. Of this amount, $24 was recovered from a corporation with common directors. As at September 30, 2011, the Company had amounts owing of $5 (2010 - $Nil) to this company.

g)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre during the nine months ended September 30, 2011 was $325 (2010- $75).  As at September 30, 2011, the Company had amounts owing of $Nil (2010 - $Nil) to this company.

h)
Legal Fees of $9 (2010 - $Nil) were paid or accrued to a company of which one of the officers of the Company was a former partner. As at September 30, 2011, the Company had amounts owing of $2 (2010 - $Nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ended September 30, 2011, the percentage allocation was 40%, resulting in approximately net $325 being recovered for administrative support and office overhead from Extorre.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three and nine months ended September 30, 2011 and 2010
(Unaudited)

14.	Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year
	Total	2011	2012 - 2013	2014 - 2016
Office and equipment leases*	$402	$23	$176	$203
Property access agreements	138	24	114	-
Total	$540	$47	$290	$203

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

15.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. Following is a summary of assets and liabilities classified by place of business:

September 30, 2011	Canada	Chile	Total
Cash and cash equivalents	$75,926	$586	$76,512
Amounts receivable and prepaid expenses	557	66	623
Due from related party	51	-	51
Property and equipment	102	134	236

Current Liabilities	(839)	(439)	(1,278)
	$75,735	$409	$76,144

Net loss – nine months ended September 30, 2011	$7,916	$15,803	$23,719

December 31, 2010	Canada	Chile	Discontinued Operations	Total
Cash and cash equivalents	$89,857	$751	$-	$90,608
Amounts receivable and prepaid expenses	418	111	-	529
Property and equipment	73	161	-	234
	90,348	1,023	-	91,371
Current Liabilities	(772)	(924)	-	(1,696)
	$89,576	$99	$-	$89,675

Net loss (gain) – nine months ended September 30, 2010	$5,617	$16,331	$(116,547)	$(94,599)